EXHIBIT 99.1

Student Transportation Inc. Adds to Southern California Growth

Morongo Unified School District to Receive Technology Upgrade,  Student Safety Measures, Air-Conditioning

WALL, N.J., March 09, 2016 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB), the largest independent provider of student transportation and management services in North America, today announced that its subsidiary, Student Transportation of America, Inc. (STA), has been selected to provide school transportation services to the Morongo Unified School District (MUSD) beginning August 1, 2016. Located in the southernmost part of the Mojave Desert between Joshua Tree National Park and the Twentynine Palms Marine Corps Base, this contract adds to the company’s regional density in the area of Southern California.

Valued at $3.7 million annually, the five-year contract plus renewal options, includes a public-private partnership for the use of two district-owned facilities along with the district providing the fuel. STA will provide 50 regular route buses, six dedicated activity buses and spare vehicles to ensure no interruptions to service. A new feature of the contract is the fleet will be air-conditioned and come with 3-point seat belts, also an upgrade, as well as a new 4-camera system installed on each vehicle, replacing the district-owned 1-camera system currently in place.

“Morongo Unified School District was looking to improve their transportation system while seeking a new, modernized fleet with advanced technologies as well as on-board air-conditioning for the first time,” stated Don Kissell, Senior Vice President of Operations for STA in the Western Region. “The district realized a total cost increase, however, in the long term the district, parents and students will all benefit from the new solutions that we will be providing. They greatly appreciated our focus on innovation, technology, safety and outstanding customer service. We have built a great reputation for STA here in Southern California and look forward to working with MUSD and being part of the community.”

Kissell also stated the buses will be “SafeStop Ready,” allowing parents to utilize the innovative SafeStop™ school bus tracking app that connects parents and school officials with the vehicles transporting their students. The app includes a secure registration process, real-time map feature that displays the location of their child’s bus, expected times of arrival at the bus stop, and provides parents with an alerts and messaging center. The messaging center serves as an extra channel of communication that notifies parents about important school news such as delays, closings, early dismissals or upcoming school events and eliminates the need for phone calls to schools or bus depots. The new STA fleet also features added safety and communications technology including GPS tracking systems, two-way radios, and a Child Check-Mate system for improved security to ensure no child is left on the bus.

STA was able to suggest various cost-saving measures to MUSD including streamlining the roles in staffing and converting to more cost-efficient vehicles for some of the rural routes throughout the 1400 square mile district, which often have lower ridership numbers reducing asset cost.

To learn more about Student Transportation Inc., please visit www.RideSTBus.com.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is North America's largest independent and most trusted provider of student transportation solutions, operating nearly 13,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Company contact:
Doug Coupe
Director of Communications & Investor Relations
(843) 884-2720
dcoupe@ridesta.com

Investor Relations contacts:
The Equity Group Inc.
Fred Buonocore
(212) 836-9607/fbuonocore@equityny.com
Alex Kovtun
(212) 836-9620/akovtun@equityny.com